UNITED STATES SECURITIES AND EXCHANGE
COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)
Solicitation/Recommendation Statement under Section 14(d)(4)
of the Securities Exchange Act of 1934
(Amendment No. 4)

GATEWAY, INC.
(Name of Subject Company)

GATEWAY, INC.
(Name of Person(s) Filing Statement)

Common Stock, par value $0.01 per share
(including associated Preferred Share Purchase Rights)
(Title of Class of Securities)

367626108
(CUSIP Number of Class of Securities)

J. Edward Coleman
Chief Executive Officer
7565 Irvine Center Drive
Irvine, California 92618
(949) 471-7000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

With copies to:
Brian J. McCarthy, Esq.
David C. Eisman, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
300 South Grand Avenue
Los Angeles, California 90071
(213) 687-5000
[  ]     Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     This Amendment No. 4 (this “Amendment No. 4”) amends and supplements the solicitation/recommendation statement on Schedule 14D-9 initially filed with the Securities and Exchange (the “SEC”) on September 4, 2007 (the “Initial Schedule 14D-9”), as amended and supplemented by Amendment No. 1 thereto filed with the SEC on September 5, 2007 (“Amendment No. 1”), as amended and supplemented by Amendment No. 2 thereto filed with the SEC on September 14, 2007 (“Amendment No. 2”), as amended and supplemented by Amendment No. 3 thereto filed with the SEC on September 27, 2007 (“Amendment No. 3” and, collectively with the Initial Schedule 14D-9, Amendment No. 1 and Amendment No. 2, the “Schedule 14D-9”), by Gateway, Inc., a Delaware corporation (“Gateway”), relating to the cash tender offer by Galaxy Acquisition Corp. (“Acquisition Sub”), a Delaware corporation and a wholly owned subsidiary of Acer Inc., a company organized under the laws of the Republic of China (“Acer”), disclosed in a Tender Offer Statement on Schedule TO dated September 4, 2007 (as it may be amended from time to time, the “Schedule TO”) filed with the Securities and Exchange Commission (the “SEC”) on September 4, 2007, to purchase all of the outstanding shares of common stock, $0.01 par value per share, of Gateway, including the associated rights to purchase shares of Series B Junior Participating Preferred Stock, $0.01 par value per share, of Gateway (the “Rights”), issued pursuant to the Rights Agreement, dated as of January 19, 2000, as amended, between Gateway and UMB Bank, N.A., as rights agent (such shares of common stock, together with the associated Rights, the “Shares”) at a price of $1.90 per Share, net to the seller in cash, without interest thereon (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 4, 2007 (together with any amendments or supplements thereto, the “Offer to Purchase”), and the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal,” and together with the Offer to Purchase, the “Offer”).
     The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of August 27, 2007 (together with any amendments or supplements thereto, the “Merger Agreement”), by and among Acer, Acquisition Sub and Gateway. The Merger Agreement is filed as Exhibit (e)(1) to the Schedule 14D-9 and is incorporated in the Schedule 14D-9 by reference. The Merger Agreement provides, among other things, for the making of the Offer by Acquisition Sub and further provides that, as soon as practicable after the satisfaction or waiver of the conditions set forth in the Merger Agreement, and upon the terms contained in the Merger Agreement and in accordance with the Delaware General Corporation Law (the “DGCL”), Acquisition Sub will merge with and into Gateway (the “Merger”), the separate corporate existence of Acquisition Sub shall cease, and Gateway will continue as the surviving corporation and as a wholly owned subsidiary of Acer. In the Merger, the Shares issued and outstanding immediately prior to the effective time of the Merger (other than Shares owned by Gateway or any direct or indirect subsidiary of Gateway and any Shares owned by Acer, Acquisition Sub, or any subsidiary of Acer or Acquisition Sub or held in the treasury of Gateway, all of which will be cancelled for no consideration, and other than Shares, where applicable, held by stockholders who are entitled to and who have properly perfected appraisal rights for such Shares in respect of the Merger under the DGCL) will be converted into the right to receive an amount in cash equal to the Offer Price.
     All information in the Schedule 14D-9 is incorporated by reference in this Amendment No. 4, except that such information is hereby amended and supplemented to the extent specifically provided herein.
Item 8.   Additional Information.
     Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following new subsection (l) thereof:
     (l)      Extension of the Offering Period.

     On October 2, 2007, Acer issued a press release announcing that it had extended the expiration date of the Offer until 5:00 p.m., New York City time, on Wednesday, October 10, 2007. A copy of the press release is filed as Exhibit (e)(13) hereto and is incorporated herein by reference. In order to reflect the extension of the expiration date of the Offer, all references to “Monday, October 1, 2007” or “October 1, 2007” as the expiration date of the Offer in the Schedule 14D-9 and the following documents incorporated by reference as Exhibits to the Schedule 14D-9 are hereby replaced with “Wednesday, October 10, 2007” or “October 10, 2007” and all references to “12:00 midnight” are replaced with “5:00 p.m.”: Offer to Purchase; Form of Letter of Transmittal; Form of Notice of Guaranteed Delivery; Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees; Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees; and Letter to Stockholders of Gateway.
Annex B.    Information Statement of Gateway.
     The information under the heading “Directors Designated by Acer — List of Potential Designees” in Annex B of the Schedule 14D-9 is hereby amended and supplemented by adding at the end of such heading the following three paragraphs (please refer to page B-5 of the Initial Schedule 14D-9):
Walter Deppeler
Mr. Walter Deppeler, 51, has been Senior Corporate Vice President of Acer since January 2005 and Deputy President of Acer EMEA (Europe, Middle East, Africa) since January 2006. From January 2002 to January 2005, Mr. Deppeler was Vice President of Acer EMEA. Mr. Deppeler is a citizen of Switzerland. His business address is Via Cantonale Galleria 2, 6928 Manno TI, Switzerland.

Rudolf Schmidleithner
Mr. Rudolf Schmidleithner, 49, has been President of Acer America Corporation since February 2004. From June 2002 to February 2004, Mr. Schmidleithner served as General Manager of Acer Computer BV and from April 1997 to June 2002 he served as General Manager of Acer Austria Gmbh. Mr. Schmidleithner is a citizen of Austria. His business address is 333 W. San Carlos Street, Suite 1500, San Jose, CA, 95110.

Che-Min Tu
Mr. Che-Min Tu, 36, has been Chief Financial Officer of Acer EMEA (Europe, Middle East, Africa) since January 2005. From January 2001 to January 2005, Mr. Tu served as Treasury Director of Acer EMEA. His business address is Via Lepetit 40, 20020, Lainate, Milan, Italy.
Item 9.   Exhibits.
     Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following in numerical order:

Exhibit No.	Description

(e)(13)	Press release issued by Acer on October 2, 2007 (incorporated by reference to Exhibit (a)(5)(G) to Amendment No. 8 to Schedule TO filed by Acer with the SEC on October 2, 2007).

SIGNATURE
     After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

GATEWAY, INC.
By:	/s/ John P. Goldsberry
	Name:	John P. Goldsberry
	Title:	Senior Vice President and Chief Financial Officer

Dated: October 2, 2007